                                    Filed pursuant to Rule 424(b)(5)
                                    Registration Nos. 333-62921 and 333-62921-01


PROSPECTUS SUPPLEMENT

(To Prospectus dated November 9, 1998)

                                  $250,000,000

                         Joseph E. Seagram & Sons, Inc.
                          5.79% SENIOR NOTES DUE 2001

             Guaranteed as to payment of principal and interest by

                            The Seagram Company Ltd.
                            ------------------------
                  Interest payable on April 15 and October 15

                            ------------------------

   Joseph E. Seagram & Sons, Inc. may not redeem the Notes prior to maturity.

                            ------------------------

The Company will receive from Morgan Stanley & Co. Incorporated $249,500,000 aggregate proceeds, before deducting expenses payable by the Company estimated at $100,000.

Morgan Stanley & Co. Incorporated proposes to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at or related to then-prevailing market prices. See "UNDERWRITING" in this prospectus supplement.

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on April 14, 1999.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER

April 9, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
The Seagram Company Ltd. ...................................    S-3
Recent Developments.........................................    S-3
Forward Looking Statements..................................    S-3
Guarantor Unaudited Pro Forma Consolidated Financial
  Information...............................................    S-4
Notes to Guarantor Unaudited Pro Forma Consolidated
  Financial Information.....................................    S-8
Guarantor Selected Historical Consolidated Financial Data...    S-9
Summary Consolidated Financial Information of the Company...   S-11
Ratios of Earnings to Fixed Charges.........................   S-11
Description of the Notes and the Guarantees.................   S-12
Canadian Tax Consequences...................................   S-14
Underwriting................................................   S-15

PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
The Guarantor and the Company...............................      3
Recent Developments.........................................      3
Use of Proceeds.............................................      3
Ratios of Earnings to Fixed Charges.........................      4
Description of Debt Securities..............................      5
Description of Preferred Stock..............................     19
Description of Warrants.....................................     21
Plan of Distribution........................................     22
Legal Matters...............................................     23
Experts.....................................................     24
Jurisdiction Respecting the Guarantor.......................     24

                            ------------------------

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of this prospectus supplement and the accompanying prospectus regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the Notes. In this prospectus supplement and the accompanying prospectus, the "Company," "we," "us" and "our" refer to Joseph E. Seagram & Sons, Inc. and the "Guarantor" refers to The Seagram Company Ltd. and its subsidiaries and affiliates.

                            THE SEAGRAM COMPANY LTD.

     The Seagram Company Ltd. operates in two global business segments: entertainment and spirits and wine. The entertainment business segment produces and distributes motion picture, television and home video products, and recorded music and operates theme parks and retail stores. The spirits and wine business segment is engaged principally in the production and marketing of distilled spirits and wines, as well as coolers, beers and mixers. In December 1998, the Guarantor acquired PolyGram N.V. ("PolyGram") in a transaction for which the Guarantor paid approximately $8.6 billion in cash and issued approximately 47.9 million common shares (approximately 12% of the Guarantor's outstanding common shares after the transaction). Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75% of the PolyGram shares. The term "Acquisition" refers to the acquisition of PolyGram.

     Joseph E. Seagram & Sons, Inc. is a wholly-owned subsidiary of the Guarantor and is the Guarantor's principal U.S. spirits and wine subsidiary.

                              RECENT DEVELOPMENTS

     On April 7, 1999, the Guarantor and USA Networks, Inc., ("USAi") announced that they had agreed to the sale of certain PolyGram Filmed Entertainment domestic film production assets by the Guarantor to USAi. In a related transaction, October Films, a film production unit which is majority-owned by the Guarantor, will merge with a subsidiary of USAi. Both transactions are subject to regulatory approvals and other conditions.

     On April 7, 1999, the Universal Music Group, a division of the Guarantor, and BMG Entertainment announced the formation of an Internet content and commerce alliance to create online communities of music fans, promote artists and sell CDs online. The joint venture, known as GetMusic, will consist of online music channels and an e-commerce site, getmusic.com.

                           FORWARD LOOKING STATEMENTS

     The statements contained herein relating to matters that are not historical fact are forward looking statements that are not guarantees of future performance and involve risk and uncertainties, including but not limited to future global economic conditions, foreign exchange rates, the actions of competitors and other factors beyond the control of the Guarantor.

        GUARANTOR UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     On August 25, 1998, the Guarantor completed the sale of Tropicana Products, Inc. and the Guarantor's global juice business ("Tropicana") to PepsiCo, Inc. for cash proceeds of approximately $3.3 billion. The proceeds from the Tropicana sale have been used by the Guarantor to provide part of the financing for the Acquisition.

     The following Unaudited Pro Forma Consolidated Statements of Income for the six months ended December 31, 1998 and for the fiscal year ended June 30, 1998 illustrate (i) the effect of the sale of Tropicana and the Acquisition as if each had been consummated on July 1, 1997 for the Unaudited Pro Forma Consolidated Statement of Income for the six months ended December 31, 1998 and
(ii) the effect of the sale of Tropicana, the Acquisition and the other transactions described below as if such transactions had been consummated on July 1, 1997 for the Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended June 30, 1998. The Acquisition has been accounted for as a purchase.

     The other transactions referred to in the immediately preceding paragraph are:

- On October 21, 1997, the acquisition by Universal Studios, Inc. ("Universal") of an incremental 50% interest in the USA Networks partnership, including the Sci-Fi Channel, for $1.7 billion in cash (the "USA Networks Transaction"). The USA Networks Transaction was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $1.6 billion of unallocated excess of cost over fair value of assets acquired which was being amortized over 40 years, and

- On February 12, 1998, the sale of a 50% interest in USAi and the contribution of the remaining 50% interest in USA Networks and the majority of the television assets ("UTV") of Universal, including all of Universal's domestic television production and distribution operations and 50% of the international operations of USA Networks, to USANi LLC (the "LLC") in a transaction (the "USAi Transaction") in which Universal received cash, 13.5 million shares of USAi (after giving effect to the 2 for 1 split of USAi stock on March 26, 1998), consisting of approximately 7.1 million shares of common stock and 6.4 million shares of Class B common stock which in the aggregate represented a 10.7% equity interest in USAi, at date of acquisition, and a 45.8% interest in the LLC which is exchangeable for USAi common stock and Class B common stock. The USAi Transaction resulted in $82 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

     No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies.

     These Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with (i) the historical financial statements of PolyGram (including the notes thereto) contained in PolyGram's Annual Report on Form 20-F for the year ended December 31, 1997, (ii) the PolyGram unaudited consolidated interim financial data contained in PolyGram's Reports on Form 6-K dated July 22, 1998 and October 21, 1998, (iii) the PolyGram unaudited consolidated financial statements for the nine months ended September 30, 1998 contained in the Guarantor's Form 8-K/A dated February 23, 1999, (iv) the historical financial statements of the Guarantor contained in the Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended and (v) the historical unaudited consolidated financial statements of the Guarantor contained in the Guarantor's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998 and December 31, 1998.

     The Unaudited Pro Forma Consolidated Financial Statements are presented for comparative purposes only and are not intended to be indicative of actual consolidated results of operations or consolidated financial position that would have been achieved had the sale of Tropicana, the Acquisition, the USA Networks Transaction and the USAi Transaction been consummated as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
              (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                        PRO FORMA ADJUSTMENTS
                                                        -----------------------------------------------------
                                                                              POLYGRAM                              GUARANTOR
                                        GUARANTOR             OTHER           FINANCIAL         POLYGRAM          CONSOLIDATED
                                       HISTORICAL          ADJUSTMENTS      STATEMENTS(A)      ADJUSTMENTS          PRO FORMA
                                       ----------          -----------      -------------      -----------        ------------
Revenues..........................    $       5,574                          $     3,032                          $       8,606
Cost of revenues..................            3,274                                1,645      $         136(h)            5,055
Selling, general and
  administrative expenses.........            1,935                                1,019                106(i)            3,060
Restructuring charge..............              405                (405)(b)           --                 --                  --
                                      -------------       -------------      -----------      -------------       -------------
Operating income (loss)...........              (40)                405              368               (242)                491
  Interest, net and other.........              117                  65(c)            23                137(j)              342
                                      -------------       -------------      -----------      -------------       -------------
                                               (157)                340              345               (379)                149
  Provision (benefit) for income
    taxes.........................               75                 117(d)            73                (96)(k)             169
  Minority interest charge
    (credit)......................              (17)                 21(e)             3                  6(l)               13
Equity earnings (losses) from
  unconsolidated companies........               84                                   (7)                --                  77
                                      -------------       -------------      -----------      -------------       -------------
  Income (loss) from continuing
    operations....................             (131)                202              262               (289)                 44
  Discontinued Tropicana
    operations:
    Loss from discontinued
      operations (net of taxes of
      $0).........................               (3)                  3(f)            --                 --                  --
    Gain on sale of discontinued
      operations (net of taxes of
      $373).......................            1,072              (1,072)(g)           --                 --                  --
                                      -------------       -------------      -----------      -------------       -------------
                                              1,069              (1,069)              --                 --                  --
                                      -------------       -------------      -----------      -------------       -------------
Net income (loss).................    $         938       $        (867)     $       262      $        (289)      $          44
                                      =============       =============      ===========      =============       =============

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998
              (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                              PRO FORMA
                                                             ADJUSTMENTS                             PRO FORMA ADJUSTMENTS
                                                         -------------------                 --------------------------------------
                                                                               GUARANTOR/                   POLYGRAM
                                                         UTV AND                  USAI        TROPICANA    FINANCIAL
                                            GUARANTOR      USA        USAI &       PRO       ADJUSTMENTS   STATEMENTS    POLYGRAM
                                            HISTORICAL   NETWORKS     OTHER       FORMA          (F)          (A)       ADJUSTMENTS
                                            ----------   --------     ------   ----------    -----------   ----------   -----------
Revenues..................................   $ 9,474      $(376)(m)    $11(o)    $9,109                      $5,478
Cost of revenues..........................     5,525       (232)(m)               5,293                       3,045        $ 300(h)
Selling, general and administrative
 expenses.................................     3,396        (53)(m)      8(o)     3,351                       2,084          240(i)
                                             -------      -----        ---       ------         ----         ------        -----
Operating income..........................       553        (91)         3          465                         349         (540)
 Interest, net and other..................       228        (38)(m)     21(p)       211                          14          373(j)
Gain on sale of Time Warner shares........       926         --         --          926
Gain on USAi transaction..................       360         --         --          360
                                             -------      -----        ---       ------         ----         ------        -----
                                               1,611        (53)       (18)       1,540                         335         (913)
 Provision (benefit) for income taxes.....       638        (14)         3(k)       627                         102         (236)(k)
 Minority interest charge (credit)........        48        (10)(m)      6(l)        44                          11          (39)(l)
Equity earnings (losses) from
 unconsolidated companies.................      (45)         31(m)      19(n)         5                         (11)
                                             -------      -----        ---       ------         ----         ------        -----
 Income (loss) from continuing
   operations.............................       880          2         (8)         874                         211         (638)
 Income from discontinued Tropicana
   operations, after tax..................        66         --         --           66          (66)            --           --
                                             -------      -----        ---       ------         ----         ------        -----
Net income (loss).........................   $   946      $   2        $(8)      $  940         $(66)        $  211        $(638)
                                             =======      =====        ===       ======         ====         ======        =====


                                             GUARANTOR
                                            CONSOLIDATED
                                             PRO FORMA
                                            ------------
Revenues..................................    $14,587
Cost of revenues..........................      8,638
Selling, general and administrative
 expenses.................................      5,675
                                              -------
Operating income..........................        274
 Interest, net and other..................        598
Gain on sale of Time Warner shares........        926
Gain on USAi transaction..................        360
                                              -------
                                                  962
 Provision (benefit) for income taxes.....        493
 Minority interest charge (credit)........         16
Equity earnings (losses) from
 unconsolidated companies.................         (6)
                                              -------
 Income (loss) from continuing
   operations.............................        447
 Income from discontinued Tropicana
   operations, after tax..................         --
                                              -------
Net income (loss).........................    $   447
                                              =======

                     NOTES TO GUARANTOR UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

(a) The PolyGram financial statements for the six months ended December 31, 1998 and the twelve months ended June 30, 1998 have been converted to U.S. GAAP and certain reclassifications have been made to conform to the Guarantor's account classifications. The income statement has been converted to US Dollars at an average rate of 1.9217 Dutch Guilders to one US Dollar for the six months ended December 31, 1998, and at an average rate of 2.01812 Dutch Guilders to one US Dollar for the twelve months ended June 30, 1998.

(b)  Reflects the elimination of the entertainment restructuring charge.

(c) Reflects the elimination of interest income earned on the proceeds from the sale of Tropicana.

(d) Reflects the elimination of the income taxes on the restructuring charge and interest earned on the proceeds from the sale of Tropicana at the statutory income tax rate.

(e) Reflects the elimination of the minority interest on the restructuring charge.

(f)   Reflects the removal of Tropicana net income (loss).

(g)  Reflects the removal of the gain on the sale of Tropicana.

(h) Reflects the amortization, on an accelerated basis over periods from 14 to 20 years, of the $2.8 billion fair value of artist contracts, catalogs and music publishing assets. Amortization for the fiscal years ending June 30, 1999, June 30, 2000, June 30, 2001 and June 30, 2002 will be $330 million.

(i) Reflects the amortization, over a 40 year period, of the unallocated amount of the excess of the purchase price over the fair value of PolyGram assets acquired.

(j) Reflects the additional interest expense resulting from the increased borrowings at an average borrowing rate of 7.02% to finance the acquisition of PolyGram.

(k)  Reflects the income taxes provided for at the statutory income tax rate.

(l) Reflects the adjustment of interest attributable to minority shareholders of Universal.

(m) Reflects the elimination of USA Networks and the television business contributed to the LLC. The initial 50% interest was accounted for under the equity method of accounting, while the acquisition of the remaining 50% interest was accounted for under the purchase method of accounting.

(n) Reflects the 45.8% equity in the net income of the LLC net of the amortization of goodwill on the investment in the LLC over 40 years. The interest in the LLC is accounted for under the equity method of accounting.

(o) Reflects distribution agreements which principally include: (1) USAi's distribution of Universal's library and other television product and theatrical films in domestic television markets and (2) Universal's distribution of USAi's television product in foreign markets.

(p) Reflects the additional interest expense resulting from the increased short-term borrowings for the payment of $1.7 billion for the incremental 50% interest in USA Networks offset by the reduction of short-term borrowings using cash proceeds of $1.3 billion from the USAi transaction, at an average borrowing rate of 5.4%.

           GUARANTOR SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The Guarantor's selected historical consolidated financial data presented below as of June 30, 1998, 1997 and 1996 and January 31, 1996, for the fiscal years ended June 30, 1998 and 1997, the five-month transition period ended June 30, 1996, and the fiscal year ended January 31, 1996 were derived from the Guarantor's historical consolidated financial statements and the notes thereto contained in the Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, which is incorporated herein by reference, and have been audited by PricewaterhouseCoopers LLP, independent accountants. In addition, the Guarantor's selected historical consolidated financial data presented below for the fiscal years ended January 31, 1995 and 1994 were derived from the Guarantor's historical consolidated financial statements for the fiscal years ended January 31, 1995 and 1994, respectively, which have been audited by PricewaterhouseCoopers LLP. The data presented as of December 31, 1998 and 1997 and for the six months ended December 31, 1998 and December 31, 1997 are derived from the Guarantor's unaudited consolidated financial statements contained in the Guarantor's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998 and 1997, which are incorporated herein by reference. As a result of the Guarantor's sale of Tropicana, the Guarantor's Consolidated Financial Statements report the results of Tropicana as discontinued operations. The data presented below should be read in conjunction with the Guarantor's consolidated financial statements.

     The Guarantor's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles which, in their application to the Guarantor, conform in all material respects to Canadian generally accepted accounting principles. Except as otherwise noted, figures are in millions of U.S. dollars.

                                                                          FIVE-MONTH                           UNAUDITED
                                                                          TRANSITION                       -----------------
                                                FISCAL YEARS ENDED          PERIOD       FISCAL YEARS      SIX MONTHS ENDED
                                                    JANUARY 31,             ENDED       ENDED JUNE 30,       DECEMBER 31,
                                            ---------------------------    JUNE 30,    -----------------   -----------------
U.S. DOLLARS IN MILLIONS                     1994      1995      1996        1996       1997      1998      1997      1998
------------------------                    -------   -------   -------   ----------   -------   -------   -------   -------
INCOME STATEMENT DATA
Revenues..................................  $ 4,724   $ 4,994   $ 7,787    $ 4,112     $10,354   $ 9,474   $ 5,381   $ 5,574
  Operating income (loss).................      622       614       435         93         719       553       491       (40)
  Interest, net and other.................      275       317       195         99         147       228       120       117
  Gain on sale of Time Warner shares......       --        --        --         --         154       926        --        --
  Gain on USAi transaction................       --        --        --         --          --       360        --        --
  Equity earnings (losses) from
    unconsolidated companies..............       18        14        47         35          62       (45)      (25)       84
  Income (loss) from continuing operations
    before the cumulative effect of
    accounting change.....................      249       170       144         67         445       880       124      (131)
  Income (loss) from discontinued
    Tropicana operations, after tax.......       34        24        30         18          57        66        37        (3)
  Gain on sale of discontinued Tropicana
    operations, after tax.................       --        --        --         --          --        --        --     1,072
  Discontinued DuPont activities, after
    tax...................................       96       617     3,232         --          --        --        --        --
                                            -------   -------   -------    -------     -------   -------   -------   -------
  Income before cumulative effect of
    accounting change.....................      379       811     3,406         85         502       946       161       938
  Cumulative effect of accounting change,
    after tax.............................       --       (75)       --         --          --        --        --        --
                                            -------   -------   -------    -------     -------   -------   -------   -------
  Net income..............................  $   379   $   736   $ 3,406    $    85     $   502   $   946   $   161   $   938
                                            =======   =======   =======    =======     =======   =======   =======   =======

                                                                          FIVE-MONTH                           UNAUDITED
                                                                          TRANSITION                       -----------------
                                                FISCAL YEARS ENDED          PERIOD       FISCAL YEARS      SIX MONTHS ENDED
                                                    JANUARY 31,             ENDED       ENDED JUNE 30,       DECEMBER 31,
                                            ---------------------------    JUNE 30,    -----------------   -----------------
U.S. DOLLARS IN MILLIONS                     1994      1995      1996        1996       1997      1998      1997      1998
------------------------                    -------   -------   -------   ----------   -------   -------   -------   -------
FINANCIAL POSITION DATA
  (AT END OF PERIOD)
Current assets............................  $ 3,532   $ 3,938   $ 6,194    $ 6,307     $ 6,131   $ 6,971   $ 6,494   $10,018
  Common stock of DuPont..................    3,154     3,670       631        651       1,034     1,228       987       873
  Common stock of Time Warner.............    1,769     2,043     2,356      2,228       1,291        --     1,659        --
  Other noncurrent assets.................    1,754     1,773    10,230     10,328      10,257    12,246    13,753    26,507
  Net assets of discontinued Tropicana
    operations............................    1,220     1,270     1,549      1,693       1,734     1,734        --        --
                                            -------   -------   -------    -------     -------   -------   -------   -------
         Total assets.....................  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,893   $37,398
                                            =======   =======   =======    =======     =======   =======   =======   =======
  Current liabilities.....................  $ 2,776   $ 3,865   $ 3,557    $ 4,383     $ 3,087   $ 4,709   $ 6,148   $10,816
  Long term indebtedness..................    3,051     2,838     2,889      2,562       2,478     2,225     2,188     6,387
         Total liabilities................    6,428     7,174     9,788     10,163       9,174    10,948    12,145    23,385
  Minority interest.......................       --        11     1,844      1,839       1,851     1,915     1,863     1,890
  Shareholders' equity....................    5,001     5,509     9,328      9,205       9,422     9,316     8,885    12,123
                                            -------   -------   -------    -------     -------   -------   -------   -------
         Total liabilities and
           shareholders' equity...........  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,893   $37,398
                                            =======   =======   =======    =======     =======   =======   =======   =======
CASH FLOW DATA
  Cash flow from operating activities.....      370       370       222        315         664      (241)      (54)      211
  Capital expenditures....................     (118)     (124)     (349)      (245)       (393)     (410)     (144)     (216)
  Other investing activities, net.........   (1,556)     (341)    2,260       (346)      2,101     1,109    (1,760)   (5,658)
  Dividends paid..........................     (209)     (216)     (224)      (112)       (239)     (231)     (116)     (115)

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

     The following sets forth certain summarized consolidated financial information of the Company and its subsidiaries.

                                                                                                      UNAUDITED
                                                                                                   ---------------
                                                                   FIVE-MONTH     FISCAL YEARS       SIX MONTHS
                                           FISCAL YEAR ENDED       TRANSITION         ENDED             ENDED
                                              JANUARY 31,         PERIOD ENDED      JUNE 30,        DECEMBER 31,
                                         ----------------------     JUNE 30,     ---------------   ---------------
                                         1994    1995     1996        1996        1997     1998     1997     1998
                                         ----    ----     ----    ------------    ----     ----     ----     ----
                                                                (U.S. DOLLARS IN MILLIONS)
Sales and other income.................  2,961   3,125    2,506         706       2,114    2,144    1,131    1,183
Cost of sales..........................  1,721   1,849    1,632         483       1,320    1,356      709      743
Net income (loss)......................    196     621    3,275          57          87      (25)      36       58

Current assets.........................  1,905   2,183    1,279       1,251         821    1,821    1,380    1,568
Noncurrent assets......................  7,850   8,737   11,431      11,780      12,662   12,201   13,982   17,775

Current liabilities....................  1,805   2,462      567       1,013         542      843    2,385    2,670
Noncurrent liabilities.................  2,630   2,484    3,366       3,171       3,798    3,922    3,818    7,590
Shareholder's equity...................  5,320   5,974    8,777       8,847       9,143    9,257    9,159    9,083

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Guarantor's and the Company's respective consolidated historical ratios of earnings to fixed charges and the Guarantor's consolidated ratios of earnings to fixed charges as adjusted for the sale of Tropicana, the other transactions described under "Guarantor Unaudited Pro Forma Consolidated Financial Information" and the Acquisition (the "pro forma ratio of earnings to fixed charges"). For a discussion of the assumptions made in calculating the pro forma ratio of earnings to fixed charges see "Guarantor Unaudited Pro Forma Consolidated Financial Information."

                                                                                           FISCAL
                                                                           FIVE-MONTH       YEARS       SIX MONTHS
                                                        FISCAL YEARS       TRANSITION       ENDED          ENDED
                                                     ENDED JANUARY 31,    PERIOD ENDED    JUNE 30,     DECEMBER 31,
                                                     ------------------     JUNE 30,     -----------   -------------
                                                     1994   1995   1996       1996       1997   1998   1997    1998
                                                     ----   ----   ----   ------------   ----   ----   ----    ----
GUARANTOR
Ratio of earnings to fixed charges.................  1.93   1.69   1.73       1.21       3.21   5.10   3.52      (a)
Pro forma ratio of earnings
  to fixed charges.................................   --     --     --          --        --    2.32     --    1.40
COMPANY
Ratio of earnings to fixed charges.................  2.03   1.94   1.52         (b)      1.72   1.11   1.81    1.90

---------------
(a) Fixed charges exceeded earnings by $127 million for the six month period ended December 31, 1998.
(b) Fixed charges exceeded earnings by $37 million for the Transition Period ended June 30, 1996.

     For these ratios, "earnings" was determined by adding "fixed charges" (excluding capitalized interest) and minority interest in net income to income from continuing operations after eliminating equity in undistributed earnings. For these purposes, "fixed charges" consists of interest on all indebtedness (including capitalized interest), amortization of debt discount and expenses and an interest factor attributable to rentals.

                  DESCRIPTION OF THE NOTES AND THE GUARANTEES

GENERAL

     The Notes will be issued pursuant to the Indenture, dated as of September 15, 1991, among the Company, the Guarantor and The Bank of New York, as trustee. The following statements with respect to the Notes are summaries and are subject to the detailed provisions of the Trust Indenture Act of 1939, as amended, and the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms capitalized and not otherwise defined in this Prospectus Supplement. Wherever references are made to particular provisions of the Indenture or terms defined therein, such provisions or definitions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such references.

     The Notes will constitute unsecured debt securities and will be limited in aggregate principal amount to $250,000,000. The Notes will mature on April 15, 2001 and will accrue interest from April 14, 1999 at a rate of 5.79% per annum.

     The Notes will be issued only in book-entry form through the facilities of DTC and will be sold in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in the Notes may be effected only through records maintained by DTC or its nominee.

SEMI-ANNUAL PAYMENTS

     Interest on the Notes will be payable semi-annually in arrears on April 15 and October 15 of each year (each an "Interest Payment Date"), commencing on October 15, 1999, to the persons in whose names the Notes are registered as of the close of business on the April 1 or October 1 preceding such Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full six month interest period, will be computed on the basis of the actual number of days elapsed in such period. In the event that any date on which interest is payable on the Notes is not a Business Day, then payment of the amount payable on such date will be made on the next succeeding day which is a Business Day (and without interest or other payment in respect of any such delay) with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in the State of New York are authorized or obligated pursuant to law or executive order to close.

GUARANTEES

     The Guarantor will unconditionally guarantee on a senior basis the due and punctual payment of principal of and interest on the Notes, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration or otherwise. Interest and additional amounts paid by the Guarantor may be subject to Canadian withholding taxes. The withholding tax rate in respect of payments made to residents of the United States within the meaning of the Canada-United States Income Tax Convention (1980) would be 10% by virtue of such Convention. The Guarantor will further agree, however, that any amounts to be paid by the Guarantor under the Guarantees will be paid without deduction or withholding for or on account of any and all present or future tax, duty, assessment or governmental charge imposed upon or as a result of such payment by the Government of Canada, or any province or other political subdivision or taxing authority thereof or therein, or if deduction or withholding of any such tax, duty, assessment or charge shall at any time be required by or on behalf of the Government of Canada or any such province, political subdivision or taxing authority, the Guarantor will pay such additional amount in respect of principal and interest as may be necessary in order that the net amounts paid to the holders of the Notes or the Trustee, as the case may be, pursuant to the Guarantees after such deduction or withholding shall not be less than the amount provided for in the Notes to be then due and payable; except that no such additional amount shall be payable in respect of any Notes to any holder (a) who is subject to such tax, duty, assessment or governmental charge in respect of such Notes by reason of his being connected with Canada otherwise than merely by the holding or ownership of such Notes, or (b) who is not dealing at arm's length with the Guarantor (within the meaning of the Income Tax Act (Canada) as reenacted or amended from time to time), or (c) with respect to any estate, inheritance, gift, sales, transfer, personal property or any other similar tax, duty, assessment or governmental charge, or (d) with respect to any tax, duty, assessment or governmental charge payable otherwise than by withholding payments in respect of such Notes, or (e) with respect to any combination of the above.

RANKING

     The Notes and the Guarantees will rank equal with the other unsubordinated indebtedness of the Company and the Guarantor, respectively.

REDEMPTION

     The Notes will not be redeemable prior to maturity.

NEGATIVE PLEDGE

     The Guarantees will provide that so long as any of the Notes shall remain outstanding, the Guarantor will not create or suffer to exist any lien on any of its property without making effective provision whereby the Guarantees shall be directly secured by such lien equally and ratably with (or prior to) all other indebtedness secured by such lien as long as such other indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not prevent:

     (i) any lien existing prior to the time of acquisition of any property acquired by the Guarantor after September 15, 1991 through purchase, merger, consolidation or otherwise;

     (ii) any lien on any property acquired or constructed by the Guarantor after September 15, 1991 to secure all or a portion of the price of such acquisition or construction or funds borrowed to pay all or a portion of the price of such acquisition or construction;

     (iii) extensions, renewals or replacements of any lien referred to in clauses (i) or (ii) to the extent that the principal amount of indebtedness secured or evidenced thereby is not increased and that the lien is not extended to any other property; and

     (iv) any lien on property not referred to in clauses (i) through (iii) if, at the time such lien is created, incurred or assumed or suffered to be created, incurred or assumed, and after giving effect thereto and to the indebtedness secured or evidenced thereby, the sum of the aggregate amount of all outstanding indebtedness of the Guarantor secured or evidenced by liens on property which are not referred to in clauses (i) through (iii) and which do not equally and ratably secure the Guarantees shall not exceed 15% of the consolidated net worth of the Guarantor and its subsidiaries.

DEFEASANCE OF CERTAIN OBLIGATIONS

     The Guarantor or the Company, as applicable, may omit to comply with the covenant described under "Negative Pledge" and the covenant described under "Description of Debt Securities -- Consolidation, Merger and Sale of Assets" in the Prospectus if the conditions set forth under "Description of Debt Securities -- Defeasance of Certain Obligations" in the Prospectus are satisfied.

CLEARING AND SETTLEMENT

     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include the underwriter, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Transfers of ownership or other interests in the Notes in DTC may be made only through DTC participants. In addition, beneficial owners of Notes in DTC will receive all distributions of principal of and interest on the Notes from The Bank of New York, as Paying Agent, through such DTC participant.

                           CANADIAN TAX CONSEQUENCES

     Interest and additional amounts paid by the Guarantor may be subject to Canadian withholding taxes. The withholding tax rate in respect of payments made to residents of the United States within the meaning of the Canada-United States Income Tax Convention (1980) would be 10% by virtue of such Convention. A holder will be required to include in income, for United States federal income tax purposes, any tax withheld from the payments made pursuant to the Guarantee, notwithstanding the fact that such withheld tax is not in fact received by such holder, and any additional amount paid by the Guarantor in respect thereof. A holder may be entitled to deduct or credit such withholding tax. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement and a Pricing Agreement with respect to the Notes, Morgan Stanley & Co. Incorporated, as underwriter, has agreed to purchase, and the Company has agreed to sell to the underwriter, $250,000,000 principal amount of Notes.

     The Underwriting Agreement and the Pricing Agreement provide that the obligation of the underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all the Notes if any are taken.

     The underwriter will distribute the Notes from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of each sale. In connection with the sale of any Notes, the underwriter may be deemed to have received compensation from the Company equal to the difference between the amount received by the underwriter from the sale of such Notes and the price at which the underwriter purchased such Notes from the Company. In addition, the underwriter may sell Notes to or through certain dealers, and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or any purchasers of Notes for whom it may act as agent. Such compensation may be greater than customary commissions. The underwriter may also receive compensation from the purchasers of Notes for whom it may act as agent.

     The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the underwriter that it presently intends to make a market in the Notes as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     From time to time, the underwriter has acted as financial advisor to the Company and the Guarantor and has received customary compensation for such services.

PROSPECTUS

                                 [SEAGRAM LOGO]

                                 $4,520,000,000
                         JOSEPH E. SEAGRAM & SONS, INC.
                                DEBT SECURITIES
                            CLASS A PREFERRED STOCK
                                    WARRANTS
                            THE SEAGRAM COMPANY LTD.
                                   GUARANTEES
                               ------------------
     Joseph E. Seagram & Sons, Inc. (the "Company") from time to time may offer its (i) debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness ("Debt Securities"), in one or more series, up to an aggregate initial offering price of not more than $4,500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies),
(ii) Class A Preferred Stock of the par value of $100 per share ("Class A Preferred Stock"), in one or more series, up to an aggregate initial offering price of not more than $10,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies), and (iii) warrants ("Warrants") to purchase Debt Securities or Class A Preferred Stock, up to an aggregate initial offering price of not more than $10,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) (Debt Securities, Class A Preferred Stock and Warrants are collectively referred to as "Securities"), or any combination of the foregoing, at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of such Securities, including the initial public offering price, the currency or currencies for which such Securities may be purchased and the net proceeds to the Company from the sale thereof. The Prospectus Supplement also sets forth with regard to such Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturity, rate (which may be fixed or variable) and time of payment of any interest, any redemption, prepayment or sinking fund provisions, any exchange rights, any subordination provisions, and the currency or currencies or composite currency or currencies in which principal, premium, if any, and interest, if any, is payable; (ii) in the case of Class A Preferred Stock, the designation, number of shares, liquidation preference per share, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any voting rights and any exchange rights; and (iii) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, and, where applicable, the duration and detachability thereof.

     The Securities will be fully and unconditionally guaranteed (the "Guarantees") by The Seagram Company Ltd. (the "Guarantor"). The specific terms of the applicable Guarantees, which may be subordinated to certain liabilities and obligations of the Guarantor, are set forth in the Prospectus Supplement.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

     The Securities may be offered for sale to or through underwriters, and may also be offered directly to other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amount, if any, to be purchased by underwriters and any compensation of such underwriters or agents.
                               ------------------
                The date of this Prospectus is November 9, 1998.

                             AVAILABLE INFORMATION

     The Guarantor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information relating to the public reference rooms. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, such materials should be available for inspection and copying at the library of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Guarantor and the Company have filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Guarantor with the Commission (File No. 1-2275) and are hereby incorporated herein by reference:

          1. The Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended.

          2. The Guarantor's Current Reports on Form 8-K dated July 20, 1998, August 4, 1998, August 25, 1998, as amended and September 1, 1998, as amended.

     All documents filed by the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS ANY SUCH EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE THEREIN). REQUESTS SHOULD BE DIRECTED TO THE SECRETARY, JOSEPH E. SEAGRAM & SONS, INC., 375 PARK AVENUE, NEW YORK, NEW YORK 10152, TELEPHONE (212) 572-7000.

     Unless otherwise indicated, currency amounts referred to herein are stated in U.S. dollars.

                         THE GUARANTOR AND THE COMPANY

     The Guarantor, a corporation organized under Canadian federal law on March 2, 1928, operates in two global business segments: spirits and wine and entertainment. The Guarantor's spirits and wine businesses are engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 96 countries and territories. The Guarantor's approximately 84%-owned entertainment subsidiary, Universal Studios, Inc., produces and distributes motion picture, television and home video products; produces and distributes recorded music; and operates theme parks and retail stores. The Company, an Indiana corporation organized in 1933, is the U.S. spirits and wine subsidiary of the Guarantor.

     The principal executive offices of the Guarantor are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 (telephone 514-849-5271). The Company's principal executive offices are located at 375 Park Avenue, New York, New York 10152 (telephone 212-572-7000).

                              RECENT DEVELOPMENTS

     On June 22, 1998, the Guarantor announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. and PolyGram N.V. ("PolyGram") to acquire PolyGram in a transaction valued at approximately $10.4 billion. The agreements call for the Guarantor to pay $8.4 billion in cash and to issue approximately 47.9 million of its common shares (12 percent of outstanding common shares after the transaction). The acquisition, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Guarantor's fiscal year ending June 30, 1999.

     On August 25, 1998, the Guarantor completed the sale of Tropicana Products, Inc. and the Guarantor's global juice business ("Tropicana") for cash proceeds of approximately $3.3 billion. The proceeds from the sale of Tropicana will be used by the Guarantor to pay part of the cash portion of the purchase price for the acquisition of PolyGram.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in a Prospectus Supplement with respect to a particular series of Securities, the net proceeds to be received by the Company from the issue and sale from time to time of the Securities will be added to the general funds of the Company to be used to reduce outstanding indebtedness, to finance the Company's operations and for other general corporate purposes, including acquisitions.

     The Company expects to make additional borrowings from time to time. The nature and amount of such borrowings can be expected to vary as a result of business requirements, market conditions and other factors.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Guarantor and its subsidiaries and of the Company and its subsidiaries for the fiscal years ended June 30, 1998 and 1997, the five-month transition period ended June 30, 1996 and each of the three fiscal years in the period ended January 31, 1996:

                                                          FIVE-MONTH
                                  FISCAL      FISCAL      TRANSITION
                                   YEAR        YEAR         PERIOD
                                  ENDED        ENDED        ENDED       FISCAL YEARS ENDED JANUARY 31,
                                 JUNE 30,    JUNE 30,      JUNE 30,    ---------------------------------
                                   1998        1997          1996        1996        1995        1994
                                 --------    --------     ----------   ---------   ---------   ---------
Ratio of earnings to fixed
  charges of the Guarantor and
  its subsidiaries(a)..........    5.10          3.21          1.21      1.73        1.69        1.93
Ratio of earnings to fixed,
  charges of the Company and
  its subsidiaries(a)..........    1.11          1.72            --(b)   1.52        1.94        2.03

---------------

(a) For the purpose of calculating this ratio, pretax income before discontinued activities and cumulative effect of accounting change has been increased by fixed charges (excluding capitalized interest) and the minority interest in income of subsidiary companies, and excludes, when applicable, unremitted earnings of companies accounted for under the equity method. Fixed charges consist of interest on borrowings (including capitalized interest), amortization of debt discount, the interest portion of rental expense.

(b) Fixed charges exceeded earnings by $37 million for the five-month transition period ended June 30, 1996.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities and Guarantees with respect to such Debt Securities (the "Debt Guarantees") will be issued under an Indenture, dated as of September 15, 1991 (the "Indenture"), among the Company, the Guarantor and The Bank of New York, as Trustee (the "Trustee"), a copy of which Indenture has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following brief summaries of certain provisions of the Debt Securities, the Debt Guarantees and the Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Indenture, including the definitions therein of certain terms.

     The Debt Securities will be unsecured obligations of the Company and will be fully and unconditionally guaranteed by the Guarantor as to payment of principal, premium, if any, and interest, if any. The Indenture does not limit the amount of securities that may be issued thereunder and provides that debt securities may be issued thereunder up to the aggregate principal amount from time to time authorized by the Company and the Guarantor in one or more series.

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each, a "Global Security"). Bearer Securities, subject to certain exceptions, will not be offered or sold to persons who are within the United States or to United States persons. See "Limitations on Issuance of Bearer Securities".

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities and Debt Guarantees being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of the series of Debt Securities; (ii) the extent and manner, if any, to which payment on or in respect of Debt Securities of the series and/or Debt Guarantees thereof will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company and/or the Guarantor, as the case may be; (iii) the percentage or percentages of principal amount at which the Debt Securities of the series will be issued; (iv) the date or dates on which the Debt Securities of the series will mature (or manner of determining the same); (v) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon a declaration of acceleration of the maturities thereof; (vi) the rate or rates per annum, if any, at which the Debt Securities of the series will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (vii) the dates on which any interest will be payable (or manner of determining the same) and the regular record dates for such Interest Payment Dates for Debt Securities which are Registered Securities;
(viii) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities of the series and any amounts due under Debt Guarantees thereof will be payable and each office or agency, as described below under "Denominations, Registration and Transfer", where the Debt Securities may be presented for transfer or exchange; (ix) if other than U.S. dollars, the currency, currencies or currency unit or units, for which such Debt Securities may be purchased and the currency, currencies or currency unit or units in which the principal of (and premium, if any) and interest, if any, on such Debt Securities may be payable; (x) the period or periods within which, and the terms and conditions upon which, an election may be made by the Company or a holder, as the case may be, for payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities of the series in the currency, currencies or currency unit or units other than that in which the series is stated to be payable; (xi) whether the Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, and if Bearer Securities are issued, the circumstances and places for the exchange of Bearer Securities for Registered Securities; (xii) whether such Debt Securities are to be issued in the form of one or more temporary or definitive permanent Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (xiii) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a definitive permanent Global Security or other definitive Bearer Securities will be credited to the account of the persons entitled thereto on such Interest Payment Date; (xiv) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a definitive permanent Global Security or for other definitive Debt Securities of the series and the terms upon which interests in a definitive permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xv) any mandatory or optional sinking fund or analogous provision; (xvi) the period or periods, if any, within which, and the price or prices in the currency, currencies or currency unit or units in which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (xvii) whether the provisions of the Indenture relating to the defeasance of Debt Securities shall apply to the series of Debt Securities; (xviii) the terms and conditions, if any, upon which the Debt Securities of such series may be repayable prior to maturity at the option (which option may be conditional) of the holder thereof (in which case the Company will comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act in connection therewith, if then applicable) and the price or prices in the currency, currencies or currency unit or units in which such Debt Securities are payable; (xix) any index used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; (xx) if the amounts of payments of principal of, premium, if any, or interest, if any, on the Debt Securities of the series may be, at the election of the Company or a holder thereof, determined with reference to an index based on a coin or currency (including a composite currency) other than that in which the Debt Securities of the series are stated to be payable, the manner in which such amounts are to be determined; (xxi) the terms for exchange, if any, of the Debt Securities; (xxii) the extent, if any, to which payments by the Guarantor under the Debt Guarantees will be net of taxes or other charges imposed or levied by governmental authorities with the power so to do; (xxiii) any provisions for payment of additional amounts for taxes and any provision for redemption, in the event the Company must comply with reporting requirements in respect of any Debt Security or must pay such additional amounts in respect of any Debt Security; (xxiv) information with respect to book-entry procedures, if any; and (xxv) any other terms of the Debt Securities not inconsistent with the Indenture. All Debt Securities of any one series need not be issued at the same time, and need not bear interest at the same rate or mature on the same date.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of (and premium, if any) or interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the Prospectus Supplement relating thereto.

     Some of the Debt Securities may be issued as Discounted Securities (providing that upon redemption or acceleration of the maturity thereof an amount less than the principal thereof shall become due and payable) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Securities will be described in the Prospectus Supplement relating thereto.

DEBT GUARANTEES

     The Guarantor will fully and unconditionally guarantee the due and punctual payment of principal, premium, if any, and interest, if any, on the Debt Securities and the due and punctual payment of mandatory sinking fund payments, if any, when and as the same shall become due and payable and in the coin or currency in which the same are payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under "Global Securities". Unless otherwise provided in the Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. Unless otherwise provided in the Prospectus Supplement with respect to a series of Debt Securities, a Global Security will be issued in a denomination equal to the aggregate principal amount of Outstanding Securities of the series represented by such Global Security. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign currency or currency unit will specify the denominations thereof.

     In connection with its sale during the "restricted period" as defined in
Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and any such Bearer Security (other than a temporary Global Security in bearer form) may be delivered only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or resident of Canada, or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or resident of Canada or to a person within the United States or its possessions or Canada. See "Global Securities" and "Limitations on Issuance of Bearer Securities".

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series selected to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any instalment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made by check or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment of interest on a Bearer Security will be made unless on the earlier of the date of the first such payment by the Company or the date of delivery by the Company of a definitive Bearer Security, including a permanent Global Security, a written certificate, in the form required by the Indenture, is provided to the Company stating that on such date the Bearer Security is not owned by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or resident of Canada or, if a beneficial interest in such Bearer Security is owned by or on behalf of a United States person, that such United States person is a person described in
Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or resident of Canada or to a person within the United States or its possessions or Canada. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its designated Paying Agents within the United States or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series, and if the Debt Securities of a series may be issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in a Place of Payment for that series in the United States for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series, and (iii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

     All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable laws) be repaid to the Company and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Permanent Global Securities will be issued in definitive form. Unless and until it is exchanged for Debt Securities in definitive form, including a permanent Global Security, a temporary Global Security in registered form may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such Global Security and on the records of participants (with respect to interests of persons other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Any payments of principal, premium or interest on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Debt Securities as shown on the records of such Depositary or its nominee subject to the furnishing of the certificate described above under "Payment and Paying Agents" in the case of a Global Security in which interests are exchangeable for Bearer Securities. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject, in the case of a Global Security in which interests are exchangeable for Bearer Securities, to the furnishing of the certificate described above under "Payment and Paying Agents".

     If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary or if at any time a Depositary for a series of Debt Securities ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and in each case a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Registered Securities of a series represented by a Global Security and, in such event, will issue Registered Securities of such series in definitive form in exchange for the Global Security representing such series of Registered Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. See, however, "Limitations on Issuance of Bearer Securities" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a temporary Global Security.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, Bearer Securities (including any Global Securities issued in bearer form) may not be offered or sold during the restricted period (as defined under "Denominations, Registration and Transfer") or delivered in connection with their sale during the restricted period in the United States or its possessions or to United States persons (each as defined below) except to the extent permitted under
Section 1.163-5(c)(2)(i)(D) of the United States Treasury regulations (the "D Rules"), and any distributor (as defined in Section 1.163-5(c)(2)(i)(D)(4) of the United States Treasury regulations) participating in the offering of Debt Securities must agree that they will not offer for sale or resale, or sell, Bearer Securities in the United States or its possessions or to United States persons, except to the extent permitted under the D Rules, nor deliver Bearer Securities within the United States.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". Under Sections 165(j) and 1287(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"), holders that are United States persons (as defined below), with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the States and the District of Columbia) and "possessions" of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

TAX REDEMPTION; SPECIAL TAX REDEMPTION

     If and to the extent specified in an applicable Prospectus Supplement, the Debt Securities of a series will be subject to redemption at any time, as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon publication of a notice as described below, if (x) the Company determined that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement, the Company has or will become obligated to pay on the next succeeding Interest Payment Date additional amounts with respect to any Debt Security of such series as described below under "Payment of Additional Amounts" or

(b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered in a court of competent jurisdiction in, the United States or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Company of independent legal counsel of recognized standing, will result in a material probability that the Company will become obligated to pay additional amounts with respect to any Debt Security of such series on the next succeeding Interest Payment Date, and (y) in any such case the Company in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Company; provided however, that (1) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such additional amounts were a payment in respect of the Debt Securities then due, and (2) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

     If the Company shall determine that any payment made outside the United States by the Company or any Paying Agent of principal or interest due in respect of any Bearer Security (an "Affected Security") or any coupon appertaining thereto would, under any present or future laws or regulations of the United States, be subject to any certification, information or other reporting requirement of any kind, the effect of which requirement is the disclosure to the Company, any Paying Agent or any governmental authority of the nationality, residence or identity (as distinguished from, for example, status as a United States Alien (as defined below)) of a beneficial owner of such Affected Security of such series or coupon who is a United States Alien (other than such a requirement which (a) would not be applicable to a payment made (i) directly to the beneficial owner or (ii) to a custodian, nominee or other agent of the beneficial owner, (b) can be satisfied by such custodian, nominee or other agent certifying to the effect that such beneficial owner is a United States Alien, provided that, in each case referred to in items (a)(ii) and (b), payment by such custodian, nominee or other agent to such beneficial owner is not otherwise subject to any such requirement (other than a requirement which is imposed on a custodian, nominee or other agent described in (d) of this sentence), (c) would not be applicable to a payment made by at least one other Paying Agent of the Company or (d) is applicable to a payment to a custodian, nominee or other agent of the beneficial owner who is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income for the three-year period ending with the close of its taxable year preceding the year of payment is effectively connected with a United States trade or business, or is otherwise related to the United States), the Company at its election shall either (x) redeem the Affected Securities of such series, as a whole, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption, or (y) if the conditions of the next succeeding paragraph are satisfied, pay the additional amounts specified in such paragraph. The Company shall make such determination and election as soon as practicable and give prompt notice thereof (the "Determination Notice") in the manner described under "Notices" below, stating the effective date of such certification, information or reporting requirements, whether the Company has elected to redeem the Affected Securities of such series, or to pay the additional amounts specified in the next succeeding paragraph, and (if applicable) the last date by which the redemption of the Affected Securities of such series must take place, as provided in the next succeeding sentence. If the Company elects to redeem the Affected Securities of such series, such redemption shall take place on such date, not later than one year after the publication of the Determination Notice, as the Company shall elect by notice to the Trustee given not less than 45 or more than 75 days before the date fixed for redemption. Notice of such redemption of the Affected Securities of such series will be given to the holders thereof not less than 30 nor more than 60 days prior to the date fixed for redemption. Notwithstanding the foregoing, the Company shall not so redeem the Affected Securities of such series if the Company shall subsequently determine, not less than 30 days prior to the date fixed for redemption, that subsequent payments would not be subject to any such requirement, in which case the Company shall give prompt notice of such determination in the manner described under "Notices" below and any earlier redemption notice shall be revoked and of no further effect. The right of the holders of Affected Securities called for redemption to exchange such Affected Securities for Registered Securities (which Registered Securities will remain Outstanding following such redemption) will terminate on the 16th day prior to the date fixed for redemption, and no further exchanges of Affected Securities for Registered Securities shall be permitted unless the Company shall have made the subsequent determination and given the notice referred to in the preceding sentence.

     If and so long as the certification, information or other reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of a withholding tax, backup withholding tax or similar charge, the Company may elect to pay such additional amounts as may be necessary so that every net payment made outside the United States following the effective date of such requirements by the Company or any Paying Agent of principal (or premium, if any) or interest, if any, due in respect of any Affected Securities of such series or any coupon to a holder who certifies that the beneficial owner is a United States Alien (but without any requirement that the nationality, residence or identity of such beneficial owner be disclosed to the Company, any Paying Agent or any governmental authority), after deduction or withholding for or on account of such withholding tax, backup withholding tax or similar charge (other than a withholding tax, backup withholding tax or similar charge which (a) is the result of a certification, information or other reporting requirement described in the second parenthetical clause of the first sentence of the preceding paragraph or (b) is imposed as a result of presentation of such Affected Security or coupon for payment more than 10 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided for in such Affected Security or coupon to be then due and payable. In the event the Company elects to pay such additional amounts and as long as payments in respect of Affected Securities of the appropriate series are subject to any certification, information or other reporting requirement described in the preceding paragraph, the Company will have the right, at its sole option, at any time, to redeem the Affected Securities of such series as a whole, but not in part, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. If the Company has made the determination described in the preceding paragraph with respect to certification, information or other reporting requirements applicable only to interest and subsequently makes a determination in the manner and of the nature referred to in such preceding paragraph with respect to such requirements applicable to principal, the Company will redeem the Affected Securities of such series in the manner and on the terms described in the preceding paragraph unless the Company elects to have the provisions of this paragraph apply rather than the provisions of the immediately preceding paragraph. If in such circumstances the Affected Securities of such series are to be redeemed, the Company shall have no obligation to pay additional amounts pursuant to this paragraph with respect to principal (or premium, if any) or interest, if any, accrued and unpaid after the date of the notice of such determination indicating such redemption, but will be obligated to pay such additional amounts with respect to interest accrued and unpaid to the date of such determination. If the Company elects to pay additional amounts pursuant to this paragraph and the condition specified in the first sentence of this paragraph should no longer be satisfied, then the Company shall promptly redeem such Affected Securities in whole but not in part.

     In the event that the Company elects or is required to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding three paragraphs, the Company shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities of such series pursuant to their terms.

     Notice of intention to redeem the Debt Securities of such series and all other notices in accordance with the provisions of the preceding paragraphs will be given in accordance with "Notices" below. In the case of a redemption, notice will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

     The term "United States Alien" means any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust.

PAYMENT OF ADDITIONAL AMOUNTS

     If and to the extent specified in an applicable Prospectus Supplement, the Company will, subject to the exceptions and limitation set forth below, pay to the holder of any Debt Security or coupon who is a United States Alien such additional amounts as may be necessary in order that every net payment on such Debt Security or coupon, after withholding by the Company or any of its Paying Agents for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein) will not be less than the amount provided for in such Debt Security or in such coupon to be then due and payable. However, the Company will not be required to make any payment of additional amounts for or on account of:

          (1) any tax, assessment or other governmental charge that would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or trust, or a member or shareholder of such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen, resident or treated as a resident thereof or being or having been engaged in a trade or business or present therein or having or having had a permanent establishment therein, or (ii) such holder's present or former status as a personal holding company, foreign personal holding company, controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

          (2) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such Debt Security or coupon for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

          (3) any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

          (4) any tax, assessment or other governmental charge that is payable otherwise than by withholding from a payment on a Debt Security or coupon;

          (5) any tax, assessment or other governmental charge imposed on a holder of a Debt Security or coupon that actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code or that is a controlled foreign corporation related to the Company through stock ownership;

          (6) any tax, assessment or other governmental charge imposed as a result of the failure to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a Debt Security or coupon, if such compliance is required by statute or by regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;

          (7) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment on a Debt Security or coupon if such payment can be made without such withholding by at least one other Paying Agent;

          (8) any tax, assessment or other governmental charge imposed with respect to payments on any Registered Security by reason of the failure of the holder to fulfill the statement requirement of Sections 871(h) or 881(c) of the Code; or

          (9) any combination of items (1), (2), (3), (4), (5), (6), (7) and
     (8);

nor will additional amounts be paid with respect to any payment on a Debt Security or coupon to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income for federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Debt Security or coupon.

EVENTS OF DEFAULT

     The following are defined in the Indenture as Events of Default with respect to each series of Debt Securities: (a) failure to pay principal or premium, if any (or to make a mandatory sinking fund payment, if any), when due;
(b) failure to pay any interest within 30 days of the date when due; (c) failure to perform any other covenant of the Company or the Guarantor contained in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series) for a period of 90 days after written notice thereof is given to the Company and the Guarantor by the Trustee, or to the Company, the Guarantor and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding principal amount of a series of Debt Securities; and (d) certain events of bankruptcy, insolvency or reorganization. Additional Events of Default may be established for particular series of Debt Securities.

     If an Event of Default occurs and is continuing with respect to any series of Debt Securities, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series may, subject to any subordination provisions thereof, declare the entire principal amount (or such lesser amount as may be provided with respect to Discounted Securities) of all Debt Securities of such series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to any series of Debt Securities has been made, but before a judgment or decree based on such declaration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. Holders of Debt Securities may not enforce the Indenture, the Debt Securities or the Debt Guarantees, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture, the Debt Securities or the Debt Guarantees. Subject to certain limitations, holders of a majority in principal amount of the outstanding Debt Securities of a particular series may direct the Trustee in its exercise of any trust or power. The Company and the Guarantor each will furnish the Trustee with an annual certificate of certain of its officers certifying, to the best of its knowledge, whether the Company or the Guarantor, as the case may be, is in default and specifying the nature and status of any such default. The Trustee may withhold from holders of Debt Securities notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such holders.

     A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

     If, for the purpose of obtaining a judgment in any court with respect to any obligation of the Company or the Guarantor under any Debt Security or any related coupon or any Debt Guarantee, as the case may be, it becomes necessary to convert into any other currency or currency unit any amount in the currency or currency unit due under such Debt Security or coupon or such Debt Guarantee, as the case may be, the conversion will be made by the Currency Determination Agent appointed pursuant to the Indenture with respect to such Debt Security at the Market Exchange Rate in effect on the date of entry of the judgment (the "Judgment Date"). If pursuant to any such judgment, conversion is made on a date (the

"Substitute Date") other than the Judgment Date and a change has occurred between the Market Exchange Rate in effect on the Judgment Date and the Market Exchange Rate in effect on the Substitute Date, the Indenture requires the Company or the Guarantor, as the case may be, to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate in effect on the Judgment Date, is the amount then due under such Debt Security or coupon or such Debt Guarantee, as the case may be. Neither the Company nor the Guarantor will, however, be required to pay more in the currency or currency unit due under such Debt Security or coupon or such Debt Guarantee at the Market Exchange Rate in effect when payment is made than the amount of currency or currency unit stated to be due under such Debt Security or coupon or such Debt Guarantee, and the Company or the Guarantor, as the case may be, will be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion over the amount due and payable on the date of payment.

     Directors, officers, employees or shareholders of the Company or the Guarantor will not have any liability for any obligations of the Company or the Guarantor under the Debt Securities, the Debt Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities, by accepting a Debt Security, waives and releases all such liability. The waiver and the release are part of the consideration for the issue of the Debt Securities.

     The occurrence of an Event of Default under the Indenture may cause the occurrence of a default under the terms of other indebtedness of the Company or the Guarantor.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither the Company nor the Guarantor may consolidate or amalgamate with or merge into any other corporation, or convey, transfer or lease its assets substantially as an entirety to, any person, unless (a) the corporation formed by or continuing from such consolidation or amalgamation or into which the Company or the Guarantor is merged or the person which acquires or leases the assets of the Company or the Guarantor substantially as an entirety (i) is organized and existing under the laws of any United States jurisdiction or, in the case of the Guarantor only, under the laws of any Canadian jurisdiction, and
(ii) assumes the Company's obligations on the Debt Securities and under the Indenture or the Guarantor's obligations under the Debt Guarantees and under the Indenture, as the case may be, (b) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) certain other conditions are met, provided that the Company or the Guarantor may consolidate or amalgamate with or merge into a direct or indirect majority-owned subsidiary of the Company or the Guarantor, as the case may be, if the Company or the Guarantor, as the case may be, is the surviving corporation and the condition set forth in clause (b) above is met.

SATISFACTION AND DISCHARGE

     Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Debt Securities, the Indenture provides that the Company shall be discharged from its obligations under the Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption of the Debt Securities of such series when (a) the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency, currencies, currency unit or units in which the Debt Securities of such series are payable to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or
(ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest, if any, on which are fully guaranteed by, the government which issued the currency, and are payable in the currency, in which the Debt Securities of such series are payable, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or,

(iii) such amount equal to the amount referred to in clause (i) or (ii) in any combination of currency or currency unit or government obligations, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series, (c) unless otherwise set forth in such Prospectus Supplement, the Company has delivered to the Trustee an opinion of counsel to the effect that
(i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such opinion of counsel shall confirm that, the holders of Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred and (d) certain other conditions are met. Upon such discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Debt Securities, and shall look only to such deposited funds or obligations.

DEFEASANCE OF CERTAIN OBLIGATIONS

     If the terms of the Debt Securities of any series so provide, the Company and the Guarantor may omit to comply with certain designated covenants in the Indenture and any such omission with respect to such covenants shall not be an Event of Default with respect to the Debt Securities of such series, if (a) the Company deposits or causes to be deposited with the Trustee for the Debt Securities of such series in trust an amount of (i) cash in the currency or currency unit in which the Debt Securities of such series are payable (except as otherwise specified with respect to the Debt Securities of such series), (ii) government obligations of the type referred to under "Satisfaction and Discharge" or (iii) a combination of such cash and government obligations, which amount, in the case of (ii) or (iii), together with the predetermined and certain income to accrue on any such government obligations when due (without the consideration of any reinvestment thereof), is sufficient to pay and discharge when due the entire indebtedness on all such outstanding Debt Securities of such series and any related coupons for unpaid principal (and premium, if any) and interest, if any, to the Stated Maturity or any Redemption Date, as the case may be and (b) certain other conditions are met. The obligations of the Company and the Guarantor under the Indenture with respect to the Debt Securities of such series and the related Debt Guarantees, as the case may be, other than with respect to the covenants referred to above, shall remain in full force and effect.

MEETINGS, MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company, the Guarantor and the Trustee with the consent of the holders of more than 50% in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of or interest, if any, on any Debt Security, or any premium payable upon the redemption thereof,
(c) reduce the amount of principal of a Discounted Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment, (e) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), (g) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify or affect in any manner adverse to a holder of any of the Debt Securities the terms and conditions of the Debt Guarantees.

     The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series and any coupons appertaining thereto waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series affected. The Indenture, the Debt Securities or the Debt Guarantees may be amended or supplemented, without the consent of any holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of Debt Securities.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

NOTICES

     Except as may otherwise be set forth in an applicable Prospectus Supplement relating to a series of Debt Securities, notices to holders of Bearer Securities will be given by publication in a daily newspaper in the English language of general circulation in The City of New York and in London, and so long as such Bearer Securities are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange shall so require, in a daily newspaper of general circulation in Luxembourg or, if not practical, elsewhere in Western Europe. Such publication is expected to be made in The Wall Street Journal, the Financial Times and the Luxemburger Wort. Notices to holders of Registered Securities will be given by mail to the addresses of such holders as they appear in the Security Register.

TITLE

     Title to any Global Security and Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO SERVICE

     Pursuant to the Indenture, the Guarantor has irrevocably designated The Bank of New York as its authorized agent for service of process in any legal action or proceeding arising out of or relating to the Indenture, the Debt Securities or the Debt Guarantees brought in any federal or state court in New York City and has irrevocably submitted to the jurisdiction of such courts. Such designation does not constitute consent to service of process in any legal action or proceeding predicated upon the Securities Act.

TRUSTEE

     The Trustee acts as depository for funds of, makes loans (which may rank senior to certain series of Debt Securities) to, and performs other services for, Seagram in the ordinary course of business. The Trustee also acts as trustee for the Guarantor's 6.875% Debentures due September 1, 2023, 8.35% Debentures due January 15, 2022, 8.35% Debentures due November 15, 2006, 6.50% Debentures due April 1, 2003 and Medium-Term Notes, Series A, that may be issued from time to time, and as trustee for the following securities issued by the
Company: 9% Guaranteed Debentures due August 15, 2021, 9.65% Guaranteed Debentures due August 15, 2018, 8 7/8% Guaranteed Debentures due September 15, 2011, 7% Guaranteed Debentures due April 15, 2008, 8 3/8% Guaranteed Debentures due February 15, 2007 and Guaranteed Medium-Term Notes, Series A, that may be issued from time to time.

                         DESCRIPTION OF PREFERRED STOCK

     The following brief summary of the Company's preferred stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Company's Restated Articles of Incorporation and its By-laws. The particular terms and provisions of Class A Preferred Stock offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Class A Preferred Stock.

GENERAL

     The authorized capital of the Company currently consists of 250,000 shares of common stock of the par value of $1 per share ("Common Stock"), of which 250,000 shares of Common Stock were outstanding at June 30, 1998, 129,151 1/2 shares of 6% Non-Cumulative Preferred Stock of the par value of $100 per share ("6% Preferred Stock"), of which 120,694 shares of 6% Preferred Stock were outstanding at June 30, 1998, and 1,000,000 shares of Class A Preferred Stock, none of which was outstanding at June 30, 1998. All of the outstanding shares of Common Stock and 6% Preferred Stock are owned by Seagram Enterprises, Inc., a wholly owned subsidiary of the Guarantor.

CLASS A PREFERRED STOCK

     Class A Preferred Stock may be issuable in one or more series, with the Board of Directors of the Company (the "Board") vested with authority to determine, without further shareholder approval, the designations and the relative preferences, limitations, voting rights, if any, and other rights of the Class A Preferred Stock and of each series of Class A Preferred Stock.

     The specific terms of a particular series of Class A Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include the following: (i) the designation of such series; (ii) the number of shares initially constituting such series; (iii) the increase, and the decrease to a number not less than the number of the outstanding shares of such series, of the number of shares constituting such series theretofore fixed;
(iv) the rate or rates and the times at which dividends on the shares of such series shall be paid and whether or not such dividends shall be cumulative and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate; (v) whether or not the shares of such series shall be redeemable and, if such shares shall be redeemable, the terms and conditions of such redemption, including but not limited to the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates; (vi) the amount payable on the shares of such series in the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary; (vii) whether or not the shares of such series shall have voting rights, in addition to the voting rights provided by law and, if such shares shall have such voting rights, the terms and conditions thereof, including but not limited to the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other series or class of stock and the right to have more than one vote per share; (viii) whether or not a sinking fund shall be provided for the redemption of the shares of such series, and if such a sinking fund shall be provided, the terms and conditions thereof; (ix) whether or not the shares of such series shall be exchangeable for shares of stock of any other class or any other series of this class or any other securities or series and, if so, the terms and conditions of exchange, including but not limited to any provision for the adjustment of the rate or rates or the price or prices of exchange; (x) whether or not the shares of such series shall have pre-emptive rights to subscribe to or purchase any shares of Common Stock, 6% Preferred Stock, Class A Preferred Stock or other securities of the Company; (xi) any other relative preferences, limitations, or rights; and (xii) a discussion of certain United States federal and Canadian income tax considerations, if any, applicable to shares of the series.

GUARANTEES

     The Guarantor will fully and unconditionally guarantee the due and punctual payment, as and when declared, of (i) accumulated and unpaid dividends on outstanding shares of Class A Preferred Stock, (ii) any amounts due on liquidation or redemption of outstanding shares of Class A Preferred Stock and
(iii) upon a voluntary or involuntary dissolution, liquidation or winding up of the Company, the liquidation preference payable in respect of outstanding shares of Class A Preferred Stock.

6% PREFERRED STOCK

     The holders of 6% Preferred Stock are entitled to receive dividends out of the surplus earnings of the Company, or out of its net profits or surplus paid in cash, when and as declared by the Board, at a rate of 6% per annum from the date of issue, payable annually from the 31st day of July in each year. The holders of 6% Preferred Stock are entitled to no other or further dividends. Such dividends are noncumulative, so that if any dividends upon outstanding shares of 6% Preferred Stock are not declared for any dividend period, holders of such 6% Preferred Stock have no right to the future payment of a dividend for such dividend period, and dividends may be declared or paid upon Common Stock and Class A Preferred Stock in subsequent dividend periods without paying the holders of 6% Preferred Stock any dividends for such previous dividend period in which dividends were not declared or paid. Subject to the terms of any Class A Preferred Stock then outstanding, dividends may be declared and paid on Common Stock at the same time as the annual dividend is declared and paid on 6% Preferred Stock. Subject to the terms of any Class A Preferred Stock then outstanding, dividends may be declared and paid at any other time on Common Stock if simultaneously therewith a dividend at the rate of 6% per annum from the 31st day of July next preceding such declaration is declared and paid upon the 6% Preferred Stock then outstanding.

     The 6% Preferred Stock may be redeemed at the option of the Board, in whole or in part, on ten days' written notice to the holders thereof. The redemption price of each share of 6% Preferred Stock to be redeemed shall be $105, plus any and all dividends declared by the Board remaining unpaid on such date. From and after the date fixed as the date of redemption (unless default is made by the Company in providing funds for payment of the redemption price), all rights of the holders of redeemed 6% Preferred Stock shall cease and terminate except the right to receive the redemption price. Redeemed 6% Preferred Stock may not be reissued, and no 6% Preferred Stock may be issued in lieu thereof or in exchange therefor, and such 6% Preferred Stock shall be cancelled and deemed to have been retired, as provided by law.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of 6% Preferred Stock shall be entitled to receive out of the assets of the Company (whether from capital or surplus or both) the full par value of such 6% Preferred Stock, plus all dividends declared by the Board and remaining unpaid on the date of such liquidation, dissolution or winding up of the Company, and no more, before any distribution on assets shall be made to holders of Common Stock and, subject to the terms of any Class A Preferred Stock then outstanding, the holders of Common Stock shall be entitled, to the exclusion of holders of 6% Preferred Stock, to share ratably in the assets of the Company remaining after such payment. Subject to the terms of any Class A Preferred Stock then outstanding, if, upon such liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to permit payment in full to holders of 6% Preferred Stock, then the entire assets of the Company shall be distributed ratably among the holders of 6% Preferred Stock then outstanding.

     Subject to exclusive rights of any series of Class A Preferred Stock, each share of 6% Preferred Stock entitles the holder thereof to one vote at all meetings of shareholders of the Company, which voting rights are identical to those of holders of Common Stock.

                            DESCRIPTION OF WARRANTS

     The following description of the terms of Warrants sets forth certain general terms and provisions to which any Prospectus Supplement may relate. The particular terms and provisions of Warrants offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Warrants.

     The Company may issue Warrants to purchase Debt Securities ("Debt Warrants") or Warrants to purchase Class A Preferred Stock ("Preferred Stock Warrants"). Warrants may be issued independently of or together with any other securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate Warrant Agreement (each, a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants.

     The Guarantor will fully and unconditionally guarantee all obligations of the Company with respect to the Warrants.

DEBT WARRANTS

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Warrants being offered thereby: (i) the title of such Debt Warrants; (ii) the offering price for such Debt Warrants, if any;
(iii) the aggregate number of such Debt Warrants; (iv) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (v) if applicable, the designation and terms of the securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such security; (vi) if applicable, the date from and after which such Debt Warrants and any securities issued therewith will be separately transferable; (vii) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise; (viii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (x) whether the Debt Warrants represented by Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (xi) information with respect to book-entry procedures, if any; (xii) if other than U.S. dollars, the currency, currencies or currency unit or units in which the offering price, if any, and the exercise price are payable; (xiii) if applicable, a discussion of certain United States federal and Canadian income tax considerations; (xiv) the antidilution provisions of such Debt Warrants, if any; (xv) the redemption or call provisions, if any, applicable to such Debt Warrants; and (xvi) any additional terms of the Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

PREFERRED STOCK WARRANTS

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Preferred Stock Warrants being offered thereby: (i) the title of such Preferred Stock Warrants; (ii) the offering price of such Preferred Stock Warrants, if any; (iii) the aggregate number of such Preferred Stock Warrants; (iv) the designation and terms of the Class A Preferred Stock purchasable upon exercise of such Preferred Stock Warrants; (v) if applicable, the designation and terms of the securities with which such Preferred Stock Warrants are issued and the number of such Preferred Stock Warrants issued with each such security; (vi) if applicable, the date from and after which such Preferred Stock Warrants and any securities issued therewith will be separately transferable; (vii) the number of shares of Class A Preferred Stock purchasable upon exercise of a Preferred Stock Warrant and the price at which such shares may be purchased upon exercise; (viii) the date on which the right to exercise such Preferred Stock Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Preferred Stock Warrants that may be exercised at any one time; (x) if other than U.S. dollars, the currency, currencies or currency unit or units in which the offering price, if any, and the exercise price are payable; (xi) if applicable, a discussion of certain United States federal and Canadian income tax considerations; (xii) the antidilution provisions of such Preferred Stock Warrants, if any; (xiii) the redemption or call provisions, if any, applicable to such Preferred Stock Warrants; and (xiv) any additional terms of such Preferred Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Preferred Stock Warrants.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell all or part of the Securities from time to time on terms determined at the time such Securities are offered for sale to or through underwriters or through selling agents, and also may sell such Securities directly to other purchasers. The names of any such underwriters or selling agents in connection with the offer and sale of the Securities will be set forth in the Prospectus Supplement relating thereto.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from the Company will be described in the Prospectus Supplement.

     Underwriters, dealers, selling agents and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a Prospectus Supplement indicates otherwise with respect to a particular series of Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof. Each underwriter, selling agent and dealer participating in the distribution of the Securities must agree that it will not offer or sell, directly or indirectly, any such Securities acquired by it in connection with a distribution in Canada unless the Prospectus Supplement indicates otherwise or to residents thereof in contravention of the securities laws of Canada or any province or territory thereof. Any reoffers or resales in Canada must be made in compliance with the requirements of applicable securities laws.

     The Securities sold will constitute a new issue of securities with no established trading market. In the event that Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Securities will be passed upon for the Company by Simpson Thacher & Bartlett, United States counsel for the Company and the Guarantor, and Goodman Phillips & Vineberg S.E.N.C., Canadian counsel for the Guarantor, and for any underwriters or selling agents by Sullivan & Cromwell, United States counsel for such underwriters or selling agents. Simpson Thacher & Bartlett and Sullivan & Cromwell, who will pass only upon matters of United States and New York law, will rely upon Goodman Phillips & Vineberg S.E.N.C. with respect to matters of Canadian law and Barnes & Thornburg, Indiana counsel for the Company, with respect to matters of Indiana law. Goodman Phillips & Vineberg S.E.N.C., who will pass only upon matters of Canadian law, will rely upon Simpson Thacher & Bartlett with respect to matters of United States and New York law.

                                    EXPERTS

     The consolidated financial statements of the Guarantor as of June 30, 1998 and 1997 and for the years ended June 30, 1998 and 1997, the five-month period ended June 30, 1996 and the year ended January 31, 1996 incorporated in this Prospectus by reference to the Guarantor's Current Report on Form 8-K dated September 1, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of PolyGram as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated in this Prospectus by reference to the Guarantor's Form 8-K, dated August 25, 1998, as amended, have been audited by KPMG Accountants N.V., as stated in their report, and have been so incorporated in reliance upon the report of such firm given on the authority of said firm as experts in accounting and auditing.

                     JURISDICTION RESPECTING THE GUARANTOR

     The Guarantor is a Canadian corporation and certain of its directors and officers and the experts referred to herein are citizens or residents of countries other than the United States. A substantial portion of the assets of the Guarantor and of such persons are located outside the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over the Guarantor and such directors and officers and experts in courts in the United States in actions predicated on the civil liability provisions of the United States federal securities laws or to enforce against the Guarantor or such persons judgments obtained in such actions; to obtain judgments against the Guarantor or such persons in original actions in Canadian or other foreign courts predicated solely upon the United States federal securities laws; or to enforce against the Guarantor or such persons in Canadian or other foreign courts judgments of courts in the United States predicated upon the civil liability provisions of the United States federal securities laws.